NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ("NYSE" or the "Exchange") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to remove the entire class of American Depositary Shares, each representing twenty Ordinary Shares (the "ADSs") of Puxin Limited (the "Company") from listing and registration on the Exchange on June 6, 2022, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the ADSs are no longer suitable for continued listing and trading on the NYSE. The Exchange reached its decision to delist the ADSs pursuant to Section 802.01D of the NYSE's Listed Company Manual because the Company was deemed no longer suitable for listing after the Grand Court of the Cayman Islands (the "Cayman Court") ordered the winding up of the Company on April 29, 2022 in accordance with the Cayman Island Companies Act. On May 10, 2022, the Exchange determined that the ADSs of the Company should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the NYSE. The Company was notified by phone and letter on May 10, 2022. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on May 10, 2022. Trading in the ADSs was suspended at the close of the market on May 10, 2022. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the "Committee") the determination to delist the ADSs, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.